[redacted]

09055645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
110

SEC FILE NUMBER
8- 46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stonington Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 West 22nd Street
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forster — 212-551-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co.,LLP formerly Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonington Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GRANVILLE MCCALLUM
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MC6163404
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 26, 2011

Signature

President
Title

Notary Public 2/23/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONINGTON CORPORATION

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States in America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co LLP

New York, New York
February 20, 2009

STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	27,625
Fees receivable		292,921
Prepaid expenses		903
Deferred income taxes		26,300
Total Assets	$	347,749

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	270,158
Income taxes payable		300
Total liabilities		270,458
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, 20 shares issued and outstanding		20
Additional paid in capital		447,957
Accumulated deficit		(370,686)
Total Stockholder's Equity		77,291
Total Liabilities and Stockholder's Equity	$	347,449

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Advisory, consulting and finder's fees	$ 1,252,545
Interest income	1,679
Total Revenues	1,254,224
EXPENSES	
Consulting fees and expenses	640,000
Commissions	960,618
Professional fees	8,200
Regulatory fees	1,318
Other expenses	1,236
Total Expenses	1,611,372
Loss Before Provision for Income Taxes	(357,148)
Provision for Income Taxes	
Current	300
Deferred	(31,800)
Total provision for income taxes	(31,500)
Net loss	(325,648)

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 20	$ 447,957	$ (45,038)	$ 402,939
Net Loss	-	-	(325,648)	(325,648)
Balance, December 31, 2008	$ 20	$ 447,957	$ (370,686)	$ 77,291

See accompanying notes to the financial statements.

STONINGTON CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (325,648)
Adjustments to reconcile net loss to net cash used by operating activities:	
Deferred income taxes	(31,800)
Changes in operating assets and liabilities:	
Fees receivable	151,351
Prepaid expenses	640
Accounts payable and accrued expenses	127,258
Income taxes payable	(277)
Net Cash Used by Operating Activities	(78,476)
Cash and Cash Equivalents - January 1, 2008	106,101
Cash and Cash Equivalents - December 31, 2008	$ 27,625

See accompanying notes to the financial statements.

1. ORGANIZATION AND BUSINESS

Stonington Corporation (the "Company") is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the State of New York on June 8, 1995. The Company primarily acts as an advisor in private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

b) Revenue Recognition

Advisory, consulting and private placement fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the contract period. Private placement fees are recognized when the proceeds of the private placement are received by the client.

Finder's fees are recognized based on an agreement between the Company and the investment manager of the fund. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons that the Company introduces to and subsequently invest in the fund.

c) Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is subject to New York City corporate income taxes. For 2008, the Company sustained an allocated net operating loss of approximately $297,000 which is available to be carried forward for period of 15 years. However, the Company remains liable for a minimum tax.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (Cont'd)

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and related payables recorded for financial statement purposes.

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

d) Concentrations of Credit Risk

The Company maintains cash with a major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. At times, such amounts may exceed the FDIC limits. There were no accounts that exceeded the insured amounts as of December 31, 2008.

3. CLIENT AGREEMENTS

During June 2001, the Company entered into an agreement with a client to provide general corporate financial advisory services and act an agent in connection with raising convertible debt or equity financing for the client. In November 2008, the Company renewed the agreement and it is due to expire on December 31, 2011.

During 2008, the Company provided general financial advisory services to the client. The total amount of advisory and consulting fees earned by the Company related to the client during 2008 was approximately $207,000.

In addition, the Company has entered into agreements with clients that are hedge funds. The clients engaged the Company to refer investors interested in making investments in the hedge funds in return for fees. During the year ended December 31, 2008, the Company earned finder's fees of approximately $1,045,000 from these clients.

4. RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under a master services agreement. The Company was charged and paid $640,000 in fees during the year ended December 31, 2008 related to this agreement.

5. INCOME TAXES

The income taxes are related exclusively to New York City corporate income taxes and consist of the following:

Current	$ 300
Deferred	(31,800)
	$ (31,500)

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $15,271 which was $10,271 in excess of its required net capital of $5,000. The Company's net capital ratio was .45 to 1 at December 31, 2008.

SUPPLEMENTAL INFORMATION

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

NET CAPITAL	
Total stockholder's equity as of December 31, 2008	$ 77,291
DEDUCTIONS AND/OR CHARGES	
Fees receivable	29,317
Prepaid expenses	903
Deferred income tax receivable	31,800
Total Deductions and/or Charges	62,020
NET CAPITAL	$ 15,271
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 10,271
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 6,854
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.45:1

Reconciliation between the above computation of audited Net Capital of the Company's as of December 31, 2008 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2008.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 16,625
Adjustments to:	
Accounts payable and accrued expenses	(1,054)
Income taxes, payable	(300)
NET CAPITAL	$ 15,271

See accompanying notes to the financial statements.

STONINGTON CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (i) of the rule.

See accompanying notes to the financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements of Stonington Corporation (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 20, 2009

STONINGTON CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2008